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                 U. S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                                 __________

                               FORM 12b-25
                     NOTIFICATION OF LATE FILING

(Check One):  [ X ] - Form 10-K and Form 10-KSB      [   ] - Form 11-K
              [   ] - Form 10-Q and Form 10-QSB      [   ] - Form N-SAR

  For Year Ended: June 30, 1997


    [   ] - Transition Report on Form 10-K
    [   ] - Transition Report on Form 20-F
    [   ] - Transition Report on Form 11-K
    [   ] - Transition Report on Form 10-Q
    [   ] - Transition Report on Form N-SAR
    For the Transition Period Ended:  _____________________
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     Read attached Instruction Sheet Before Preparing Form.
Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates:...................
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Part I - Registrant Information:

  Full Name of Registrant: Gold River Hotel & Casino Corporation Former Name if Applicable:_____________________________________
  Address of Principal Executive Office:
    2800 West Sahara, Suite 4-B
          (Street and Number)
    Las Vegas, Nevada 89102
    (City, State and Zip Code)
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Part II - Rules 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)  [ X ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report orportion thereof could not be filed within the prescribed period (attach extra sheets if needed).

Preparation of the Company's Form 10-K for the fiscal year ended June 30, 1997 has been delayed due to the confirmation of their "Second Amended Joint Plan of Reorganization of Debtors, Mr. Allen E. Paulson and the Official Committee of Bondholders " on March 4, 1997 by the United States Bankruptcy Court for the District of Nevada to reorganize the Company's debt and equity under Chapter 11 of the United States Bankruptcy Code. The effective date of the Plan occurred on March 25, 1997 and the Debtors expect that the Plan Revesting Date (as defined in the Plan) will occur within ten (10) business days after September 30, 1997. The reorganization contemplated by the Plan will occur on the Plan Revesting Date. Under the Plan Mr. Allen E. Paulson will become the sole shareholder of Gold River and receive 100% of the new Gold River stock on the Revesting Date. Mr. Paulson will also serve as the sole director, President, Secretary and Treasurer of the Reorganized Company which along with becoming sole shareholder requires Nevada Gaming Authorities approval before the Revesting Date can occur. On September 10, 1997 Mr. Paulson received the approval for licensing by the State of Nevada Gaming Control Board. He will appear before the Nevada Gaming Commission on September 25, 1997 and the Clark County Liquor and Gaming License Board on September 30, 1997. The necessary information to properly disclose the consequences of these events needs to be reviewed and cannot be done without unreasonable effort. The Company needs additional time to determine the information necessary to be properly included in the Form 10-K.

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Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

     Benjamin F. Martello            702              298-2175
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            (Name)               (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ X ] - Yes  [   ] - No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject
report or portion thereof?  [   ] - Yes [   ] - No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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               Gold River Hotel & Casino Corporation
              (Name or Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 24, 1997           By: /s/ Benjamin F. Martello
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                                       Benjamin F. Martello
                                       Secretary/Treasurer and
                                       Chief Financial and Accounting
                                       Officer

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                                   ATTENTION

Intentional misstatements or representations of fact constitute Federal criminal Violations (See 18 U.S.C. 1001).
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